Exhibit 99.2

       CERTAIN INFORMATION INCORPORATED BY REFERENCE FROM THE FORM 10-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                  TAX MATTERS

      The earnings of the Company's pharmaceutical subsidiary operating in Puerto Rico are subject to taxes pursuant to an incentive grant effective through December 31, 2002. Under this grant, the Company is partially exempt from income, property and municipal taxes. For tax years beginning after December 31, 1993, the Omnibus Budget Reconciliation Act of 1993 ("OBRA") reduced by 40% the benefits accruing to the Company under Section 936 of the Internal Revenue Code (the "Puerto Rico tax credit"). Such tax benefits will decline an additional five percentage points per year through 1998. For tax years beginning after December 31, 1997, the Puerto Rico tax credit will be fixed at 40% of the level allowed prior to the enactment of OBRA.

      The Internal Revenue Service ("IRS") has completed its examination of the Company's federal income tax returns for the years 1987 through 1989. As part of this process, the Company received an examination report from the IRS in August 1995, requesting a response within 30 days, which sets forth the adjustments the IRS is proposing for those years. The Company has filed a response protesting the proposed adjustments and is awaiting communication from the IRS Appeals office. The proposed adjustments relate primarily to the tax accounting treatment of certain swaps and related transactions undertaken by the Company in 1987 and 1988. These transactions resulted in the receipt of cash in those years, which the Company duly reported as income for tax purposes. In 1989 (in Notice 89-21), the IRS announced that it believed cash received in certain swap transactions should be reported as income for tax purposes over the life of the swaps, rather than when received. In the case of the Company, this would cause some of the income to be reported in years subject to the Tax Reform Act of 1986. The IRS proposed adjustment involves approximately $72 million in federal taxes for the years 1987 through 1989, plus interest. If the proposed adjustment is carried through to the maturity of the transactions in 1992, an additional tax deficiency of approximately
$86 million, plus interest, would result. The Company disagrees with the proposed adjustment and continues to believe that its tax accounting treatment for the transactions in question was proper. The Company is protesting and appealing the proposed adjustments. While it is impossible to determine the final disposition, the Company is of the opinion that the ultimate resolution of this matter should not have a material adverse effect on the financial position or the results of operations of the Company.

      In November 1994, Belgian tax authorities notified Pfizer Research and Development Company N.V./S.A. ("PRDCO"), an indirect wholly owned subsidiary of the Company, of a proposed adjustment to the taxable income of PRDCO for fiscal year 1992. The proposed adjustment arises from an assertion by the Belgian tax authorities of jurisdiction with respect to income resulting primarily from certain transfers of property by non-Belgian subsidiaries of the Company to the Irish branch of PRDCO. In January 1995, PRDCO received an assessment from the tax authorities for additional taxes and interest of approximately $432 million and $97 million, respectively, relating to these matters. In January 1996, PRDCO received an assessment from the tax authorities, for fiscal year 1993, for additional taxes and interest of approximately $86 million and $18 million, respectively. The new assessment arises from the same assertion by the Belgian tax authorities of jurisdiction with respect to all income of the Irish branch of PRDCO. Based upon the relevant facts regarding the Irish branch of PRDCO and the provisions of Belgium tax laws and the written opinions of outside legal counsel, the Company believes that the assessments are wholly without merit.

      The Company believes that its accrued tax liabilities are adequate for all open years.